貝克·麥堅時律師事務所

Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

[redacted]

08002707

RECEIVED
2008 APR 24 A 4: 32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 22, 2008

SUPPL

Our Ref: 32201000-000001

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

PROCESSED
MAY 27 2008
THOMSON REUTERS

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

Mail stop 00405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-35063)

This letter and the enclosed documents are furnished to the Securities and Exchange Commission (the "Commission") pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company and brief English descriptions of such documents, as applicable, which were made public since our last submission dated April 9, 2008, copies of which are enclosed with this letter (a list of index is provided in Annex 1).

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2342 or by facsimile at 011-852-2845-0476.

dw 5/21

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Allen Shyu/ Ingrid Ling/ Michele Lam

Encl.

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission on April 9, 2008

1. 2007 Final Results Announcement, dated April 18, 2008, by the Company.

Shanghai Jin Jiang International Hotels (Group) Company Limited*
上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 02006)

2007 FINAL RESULTS ANNOUNCEMENT

The board (the "Board") of directors (the "Directors") of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company" or "Jin Jiang Hotels") is pleased to announce the final results of the Company and its subsidiaries (collectively known as the "Group"), for the year ended 31 December 2007. These results have been reviewed by the audit committee of the Board.

The profit attributable to equity holders of the Company for the year ended 31 December 2007 grew 14.5% to RMB383,417,000 (2006: RMB334,908,000).

The Board proposed to declare a final dividend of RMB3.0 cents per share for the year ended 31 December 2007 (2006: RMB2.6 cents per share) to shareholders of the Company whose names appear on the registers of members of the Company on Monday, 16 June 2008.

Subject to the approval by shareholders of the Company in the forthcoming annual general meeting, the proposed final dividend is expected to be paid on or before Monday, 30 June 2008.

Being the first full financial year after the listing of the Company in Hong Kong, 2007 bears significant meaning to the history and development of the Group. Continued from the preceding stable growth achieved in 2006, the Group strode forward in 2007 by adopting proactive but prudent business strategies. Outstanding results have been accomplished in the expansion of Star-rated hotels and Jin Jiang Inn Budget Hotels, brand building, strengthening of management systems and talent recruitment.

Being the leading hotel operation and management group in China, Jin Jiang Hotels maintained its position as one of the leading hotel operators in Asia in terms of the number of hotel rooms by continuously expanding its operations in six geographical regions which are identified as strategic focus for development, namely, eastern, northern, central, southern, southwestern and northwestern regions of Mainland China, in spite of the increasing competition in the hotel industry during 2007. As at 31 December 2007, the Group had 380 hotels with close to 70,000 rooms in operation or under development in 100 cities, spanning across 31 provinces, autonomous regions and municipalities in China.

Looking ahead, the Group is facing the challenge of increasing hotel supply and growing competition in the market. The Company will strive to enhance its core competitive advantages and facilitate sustainable development through the implementation of various corporate

strategies to expand its Star-rated hotels and budget hotels, proliferate its strategic presence throughout China and improve its service quality. Meanwhile, the Group intends to capture enormous growth opportunities ahead by leveraging the growing importance of the hospitality industry in China's economic development and the rosy prospects and vast potential presented by a thriving tourism industry in both the international and domestic markets, as well as preparing ourselves for the upcoming international events such as Beijing Olympic Games 2008 and Shanghai World Expo 2010.

FINANCIAL OVERVIEW

		Year ended 31 December	
	RMB	**2007**	2006
Revenue	*in millions*	**3,197**	3,030
Profit attributable to equity holders of the Company	*in millions*	**383**	335
Earnings per share	*cents*	**8.40**	9.97
Proposed dividend per share	*cents*	**3.00**	2.60
EBITDA	*in millions*	**1,169**	1,047
Available-for-sale financial assets	*in millions*	**4,831**	296
Net assets (total equity)	*in millions*	**10,898**	7,133
Net assets per share	*yuan*	**2.39**	1.56
Total assets	*in millions*	**13,828**	10,201
Total liabilities	*in millions*	**2,930**	3,068
Gearing ratio (total borrowings to total assets)		**3.6%**	19.3%

SELECTED CONSOLIDATED FINANCIAL INFORMATION PREPARED IN ACCORDANCE WITH THE HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRS")

Consolidated Income Statement
For the year ended 31 December 2007

		Year ended 31 December	
		2007	2006
	Note	*RMB'000*	*RMB'000*
Revenue	4	**3,197,065**	3,030,488
Cost of sales	5	**(2,125,081)**	(1,897,257)
Gross profit		**1,071,984**	1,133,231
Other income		**381,413**	144,629
Selling and marketing expenses	5	**(159,954)**	(139,996)
Administrative expenses	5	**(605,638)**	(503,535)
Other expenses		**(46,014)**	(37,923)
Operating profit		**641,791**	596,406
Finance costs		**(92,716)**	(84,581)
Share of results of associates		**98,099**	83,949
Profit before income tax		**647,174**	595,774
Income tax expense	6	**(111,491)**	(150,095)
Profit for the year		**535,683**	445,679
Attributable to:			
Equity holders of the Company		**383,417**	334,908
Minority interests		**152,266**	110,771
		535,683	445,679
Earnings per share for profit attributable to equity holders of the Company during the year (expressed in RMB cents per share) — basic and diluted	7	**8.40**	9.97
Dividends	8	**136,950**	145,162

Consolidated Balance Sheet

As at 31 December 2007

		As at 31 December	
		2007	2006
	Note	***RMB'000***	*RMB'000*
ASSETS			
Non-current assets			
Property, plant and equipment		**4,922,886**	4,449,956
Land use rights		**1,073,274**	1,061,427
Intangible assets		**19,265**	18,911
Investments in associates		**349,596**	347,278
Available-for-sale financial assets		**4,831,463**	296,307
Deferred income tax assets		**50,005**	17,280
Long-term bank deposits		**—**	23,426
		11,246,489	6,214,585
Current assets			
Inventories		**57,649**	49,241
Trade and other receivables	9	**389,478**	318,752
Restricted cash		**190,644**	78,679
Long-term bank deposits due within 12 months		**—**	23,426
Cash and cash equivalents		**1,943,291**	3,516,893
		2,581,062	3,986,991
Total assets		**13,827,551**	10,201,576

	Note	As at 31 December 2007 RMB'000	2006 RMB'000
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital		**4,565,000**	4,565,000
Reserves			
— Proposed final dividend		**136,950**	118,690
— Others		**3,686,943**	1,457,613
		8,388,893	6,141,303
Minority interests		**2,508,714**	991,902
Total equity		**10,897,607**	7,133,205
LIABILITIES			
Non-current liabilities			
Borrowings		**430,968**	1,272,763
Deferred income tax liabilities		**1,284,477**	212,304
		1,715,445	1,485,067
Current liabilities			
Trade and other payables	10	**1,029,991**	792,885
Income tax payable		**113,508**	94,196
Borrowings		**71,000**	696,223
		1,214,499	1,583,304
Total liabilities		**2,929,944**	3,068,371
Total equity and liabilities		**13,827,551**	10,201,576
Net current assets		**1,366,563**	2,403,687
Total assets less current liabilities		**12,613,052**	8,618,272

1 GENERAL INFORMATION

The Company, formerly known as Shanghai New Asia (Group) Company, was established on 16 June 1995 as a wholly state-owned company with limited liability and has been directly under the administration and control of the State-Owned Assets Supervision and Administration Commission of Shanghai Municipal Government ("Shanghai SASAC") or its predecessors. Pursuant to an enterprise reorganisation in June 2003, the Company was designated by Shanghai SASAC as a wholly-owned subsidiary of Jin Jiang International Holdings Company Limited ("Jin Jiang International"), which is also a wholly state-owned company directly under the administration and control of Shanghai SASAC. In September 2005, Jin Jiang International allocated its 5% equity interest in the Company to its wholly-owned subsidiary, Shanghai Jin Jiang International Investment and Management Company Limited (formerly known as Shanghai Huating Group Company Limited).

On 11 January 2006, the Company's name was changed to its current name and the Company was converted into a joint stock limited company under the Company Law of the People's Republic of China (the "PRC" or "Mainland China") by converting its paid-in capital and reserves of Renminbi ("RMB") 3,300,000,000 at 30 September 2005 into 3,300,000,000 ordinary shares of RMB1 per share.

On 15 December 2006 and 20 December 2006, a total of 1,265,000,000 ordinary shares of RMB1 per share newly issued by the Company through a public offer in Hong Kong and an international placing were listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing"). Accordingly, the share capital of the Company was increased to RMB4,565,000,000.

The address of the Company's registered office is Room 316–318, No. 24, Yang Xin Road East, Shanghai, the PRC.

The Group is principally engaged in investment and operation of hotels and related businesses (the "Hotel Related Businesses") in Mainland China.

2 BASIS OF PRESENTATION

Certain subsidiaries engaged in Hotel Related Businesses, transferred from Jin Jiang International and its subsidiaries (other than the Group) (the "Transfer-in Companies") and the Group are under common control of Shanghai SASAC both before and after several group reorganising transactions. The transfer of equity interests in the Transfer-in Companies are therefore regarded as common control combinations and accounted for using the principles of merger accounting in accordance with the Accounting Guideline No. 5 - "Merger Accounting for Common Control Combination" issued by the Hong Kong Institute of Certificated Public Accountants (the "HKICPA"). Financial statement items of the Transfer-in Companies are included in the Group's consolidated financial statements as if the combinations had occurred from the date when these companies first came under the control of Shanghai SASAC.

3 BASIS OF PREPARATION

The consolidated financial statements of the Group have been prepared in accordance with HKFRS issued by HKICPA. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets which are carried at fair value.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies.

The following new standards, amendments to standards and interpretations are mandatory for the financial year ended 31 December 2007.

HKFRS 7	Financial Instruments: Disclosures
HKAS 1 Amendment	Presentation of Financial Statements: Capital Disclosures
HK(IFRIC) — Int 7	Applying the Restatement Approach under HKAS 29, Financial Reporting in Hyperinflationary Economies
HK(IFRIC) — Int 8	Scope of HKFRS 2
HK(IFRIC) — Int 9	Reassessment of Embedded Derivatives
HK(IFRIC) — Int 10	Interim Financial Reporting and Impairment

HKFRS 7 and HKAS 1 Amendment introduce new disclosures relating to financial risk management and do not have any impact on the classification and valuation of the Group's financial assets, or the disclosures relating to taxation and trade and other payables.

The adoption of the interpretations above did not have any significant impact to the Group.

The following new standards, amendments to standards and interpretations have been issued but are not effective and have not been early adopted. The Directors anticipate that adoption of these standards, amendments to standards and interpretations will not result in substantial changes to the Group's accounting policies.

HKAS 1 (Revised)	Presentation of Financial Statements
HKAS 23 (Revised)	Borrowing Costs
HKFRS 8	Operating Segments
HK(IFRIC) — Int 11	HKFRS 2 — Group and Treasury Share Transactions
HK(IFRIC) — Int 12	Service Concession Arrangements
HK(IFRIC) — Int 13	Customer Loyalty Programmes
HK(IFRIC) — Int 14	HKAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
HKAS 32 and HKAS Amendments	Puttable Financial Instruments and Obligations Arising on Liquidation
HKAS 27 (Revised)	Consolidated and Separate Financial Statements
HKAS 3 (Revised)	Business Combination

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 December.

4 TURNOVER AND SEGMENT INFORMATION

During the year ended 31 December 2007, the Group's Hotel Related Businesses were organized into four main business segments in Mainland China and Hong Kong:

(1) Star-rated hotel operation: ownership and operation of star-rated hotels;

(2) Star-rated hotel management: provision of hotel management services to star-rated hotels owned by the Group or other parties;

(3) Jin Jiang Inn Budget Hotels: operation of self-owned budget hotels and franchising to budget hotels owned by other parties; and

(4) Food and restaurants (previously known as "Restaurant"): operation of fast food or upscale restaurants, moon cake production and related investments.

Other businesses of the Group under the Hotel Related Businesses *mainly include intra group financial* services, training and education, and are shown in the segment of "Others".

With the expansion of the Group's restaurant operation in 2007, the segment of "Restaurant" was renamed to "Food and restaurants" and absorbed moon cake production from the segment of "Others".

(a) Turnover

The Group's revenue which represents turnover for the year ended 31 December 2007 is as follows:

	Year ended 31 December	
	2007	2006
	RMB'000	*RMB'000*
Star-rated hotel operation		
— Accommodation revenue	**1,373,570**	1,413,622
— Food and beverage sales	**730,782**	770,476
— Rendering of ancillary services	**130,681**	134,714
— Rental revenue	**122,919**	104,368
— Sales of hotel supplies	**42,048**	42,534
	2,400,000	2,465,714
Jin Jiang Inn Budget Hotels	**673,590**	430,298
Star-rated hotel management	**42,504**	38,342
Food and restaurants/Restaurants	**45,913**	49,210
Others	**35,058**	46,924
	3,197,065	3,030,488

(b) Primary reporting format — business segments

Year ended 31 December 2007

	Star-rated hotel operation *RMB'000*	Jin Jiang Inn Budget Hotels *RMB'000*	Star-rated hotel management *RMB'000*	Food and restaurants *RMB'000*	Others *RMB'000*	Group *RMB'000*
External sales	2,400,000	673,590	42,504	45,913	35,058	3,197,065
Inter-segment sales	113,365	16,245	47,147	—	46,078	222,835
Total gross segment sales	2,513,365	689,835	89,651	45,913	81,136	3,419,900
Other income	321,425	7,239	478	26,229	26,042	381,413
Operating profit	423,737	89,955	44,223	27,255	56,621	641,791
Finance costs						(92,716)
Share of results of associates	20,199	—	—	82,012	(4,112)	98,099
Profit before income tax						647,174
Income tax expense						(111,491)
Profit for the year						535,683
Segment assets	6,360,216	2,385,825	178,150	184,880	4,368,884	13,477,955
Investments in associates	79,098	—	—	258,086	12,412	349,596
Total assets	6,439,314	2,385,825	178,150	442,966	4,381,296	13,827,551
Total liabilities	1,470,206	360,475	24,279	30,400	1,044,584	2,929,944
Capital expenditure	402,808	602,544	1,002	4,935	507	1,011,796
Depreciation	301,355	97,070	384	3,311	404	402,524
Amortization of land use rights	22,785	3,278	—	61	45	26,169
Amortization of intangible assets	310	408	—	—	—	718
Impairment of property, plant and equipment	7,135	—	—	—	—	7,135
Write down of inventories	277	—	—	—	—	277
Provision for/(reversal of) impairment of trade and other receivables	42	199	5	(102)	—	144

Year ended 31 December 2006

	Star-rated hotel operation *RMB'000*	Jin Jiang Inn Budget Hotels *RMB'000*	Star-rated hotel management *RMB'000*	Restaurants *RMB'000*	Others *RMB'000*	Group *RMB'000*
External sales	2,465,714	430,298	38,342	49,210	46,924	3,030,488
Inter-segment sales	89,520	14,706	55,232	—	53,771	213,229
Total gross segment sales	2,555,234	445,004	93,574	49,210	100,695	3,243,717
Other income	121,910	1,187	498	20,908	126	144,629
Operating profit	466,973	44,868	50,852	12,880	20,833	596,406
Finance costs						(84,581)
Share of results of associates	21,323	—	(219)	67,025	(4,180)	83,949
Profit before income tax						595,774
Income tax expense						(150,095)
Profit for the year						445,679
Segment assets	7,470,096	1,541,259	197,571	91,226	554,146	9,854,298
Investments in associates	93,488	—	653	243,723	9,414	347,278
Total assets	7,563,584	1,541,259	198,224	334,949	563,560	10,201,576
Total liabilities	2,297,995	467,782	29,389	6,093	267,112	3,068,371
Capital expenditure	481,259	475,156	1,147	10,234	2,224	970,020
Depreciation	280,853	53,859	318	3,916	1,878	340,824
Amortization of land use rights	22,694	2,119	—	—	154	24,967
Amortization of intangible assets	316	173	—	105	25	619
Impairment of property, plant and equipment	9,906	—	—	—	—	9,906
Write-down/(reversal of write down) of inventories	296	(383)	—	—	—	(87)
Provision for impairment of trade and other receivables	1,898	175	86	24	7	2,190

Unallocated costs which mainly represent corporate expenses are included in the segment of "Others". Other income in the segment of "Star-rated hotel operation" for the year ended 31 December 2007 mainly includes gain on disposal of available-for-sale financial assets of RMB183,622,000 (2006: RMB3,666,000) and gain on disposal of a subsidiary of RMB82,011,000 (2006: RMB83,554,000).

Segment assets consist primarily of property, plant and equipment, land use rights, available-for-sale financial assets, deferred income tax assets, inventories, receivables and operating cash. They also include goodwill recognized arising from acquisition of subsidiaries relating to respective segments.

Segment liabilities comprise operating liabilities.

Capital expenditure comprises additions to property, plant and equipment, land use rights and intangible assets, including additions resulting from acquisition through business combinations other than common control combination.

(c) Secondary reporting format — geographical segments

No geographical segment information is presented as more than 90% of the Group's turnover and contribution to operation is attributable to Mainland China market and more than 90% of the Group's assets are located in Mainland China, which is considered as one geographic location with similar risks and returns.

5 EXPENSES BY NATURE

Expenses included in cost of sales, selling and marketing expenses and administrative expenses are analyzed as follows:

	Year ended 31 December	
	2007	2006
	RMB'000	*RMB'000*
Cost of inventories sold	**413,819**	466,080
Employee benefit expense	**981,519**	834,647
Utility cost and consumables	**359,977**	300,637
Business tax, property tax and other tax surcharges	**217,192**	202,298
Operating leases		
— machinery	**325**	1,487
— land and buildings	**91,396**	51,740
	91,721	53,227
Auditors' remuneration	**10,445**	6,674
Depreciation of property, plant and equipment	**402,524**	340,824
Amortization of land use rights	**26,169**	24,967
Amortization of intangible assets	**718**	619
Repairs and maintenance	**63,445**	45,657
Provision for impairment of property, plant and equipment	**7,135**	9,906
Write-down/(reversal of write-down) inventories	**277**	(87)
Provision for impairment of trade and other receivables	**144**	2,190

6 INCOME TAX EXPENSE

	Year ended 31 December	
	2007	2006
	RMB'000	*RMB'000*
Mainland China current corporate income tax ("CIT")	**202,505**	155,200
Hong Kong profits tax	—	86
Deferred income tax	**(91,014)**	(5,191)
	111,491	150,095

Provision for Mainland China CIT is calculated based on the statutory income tax rate of 33% on the assessable income of the Group's subsidiaries operating in Mainland China during the year ended 31 December 2007 as determined in accordance with the relevant Mainland China income tax rules and regulations except for as described below.

The Company, Shanghai Jin Jiang International Hotels Development Company Limited ("Jin Jiang Hotels Development"), Shanghai Jin Jiang International Hotel Investment Company Limited ("Jin Jiang Hotel Investment"), Jin Jiang International Hotel Management Company Limited ("Jin Jiang Hotel Management"), Shanghai New Asia Café de Coral Company Limited ("New Asia Café de Coral"), Shanghai Jinhua Hotel Co., Ltd. and Shanghai Jin Jiang Tomson Hotel Company Limited were registered in Shanghai Pudong New Area and approved to be entitled to the preferential income tax rate of 15% during the year ended 31 December 2007 (2006: 15%).

Hong Kong profits tax is provided at a rate of 17.5% on the estimated assessable profits of the Group's subsidiary incorporated in Hong Kong during the year ended 31 December 2007 (2006: 17.5%). As at 31 December 2007, the Group's subsidiary in Hong Kong suffered a taxable loss and no Hong Kong profits tax accordingly.

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of 33% in Mainland China as follows:

	Year ended 31 December	
	2007	2006
	RMB'000	*RMB'000*
Profit before income tax	**647,174**	595,774
Tax calculated at a tax rate of 33%	**213,567**	196,605
Effect of different taxation rates	**(41,252)**	(14,666)
Effect of change of tax rates (a)	**(48,212)**	—
Income not subject to tax	**(26,114)**	(9,439)
Expenses not deductible for tax purposes	**9,921**	3,565
Tax losses for which no deferred income tax assets were recognized	**24,469**	10,479
Utilization of previous unrecognized tax losses	**(551)**	(8,695)
Effect of share of profit tax of associates	**(32,373)**	(27,754)
Unrealized profit on internal assets transfer	**12,036**	—
Income tax expense	**111,491**	150,095

Note:

(a) The National People's Congress approved the Corporate Income Tax Law of PRC (the "new CIT Law") on 16 March 2007, which will be effective from 1 January 2008 and the State Council announced the Detail Implementation Regulations ("DIR") on 6 December 2007. The Group's management assesses that under the new CIT Law and DIR, the CIT rate applicable to the Company and its subsidiaries, excluding the subsidiary incorporated in Hong Kong, will be 25%, which will replace the currently applicable tax rates of 33% or 15% since 1 January 2008.

Since the deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, the change in the applicable tax rate affects the determination of the carrying values of the deferred income tax assets and liabilities of the Group. Following the new CIT Law and DIR, the deferred income tax assets and liabilities were written down by approximately RMB5,237,000 and approximately RMB53,449,000, respectively, as a result of the change in the applicable tax rates, which arrived at a net income tax gain of approximately RMB48,212,000.

7 EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year adjusted for as if 3,300,000,000 ordinary shares issued at 11 January 2006 upon conversion of the Company into a joint stock limited company had been outstanding since 1 January 2006.

	Year ended 31 December	
	2007	2006
	RMB'000	RMB'000
Profit attributable to equity holders of the Company	**383,417**	334,908
Weighted average number of ordinary shares in issue (thousands)	**4,565,000**	3,360,575
Basic earnings per share (RMB cents)	**8.40**	9.97

As there are no potentially dilutive securities, there is no difference between the basic and diluted earnings per share.

8 DIVIDENDS

The dividends paid in 2007 were RMB118,690,000 (2006: RMB172,612,000), representing the final dividend of RMB2.6 cents per share in respect of year ended 31 December 2006. The rate of dividends paid in 2006 is not presented as such information is not considered meaningful for the Company prior to its Listing.

The Directors recommend the payment of a final dividend of RMB3.0 cents per share, totalling RMB136,950,000 at the Board meeting on 18 April 2008. Such dividend is to be approved by the shareholders at the Annual General Meeting on 17 June 2008. This financial information does not reflect such dividend payable.

	Year ended 31 December	
	2007	2006
	RMB'000	*RMB'000*
Proposed final dividend of RMB3.0 cents (2006: RMB2.6 cents) per share	**136,950**	118,690
Special dividend declared and paid prior to the Listing	**—**	26,472
	136,950	145,162

9 TRADE AND OTHER RECEIVABLES

	At 31 December	
	2007	2006
	RMB'000	*RMB'000*
Trade receivables	**85,910**	67,188
Less: provision for impairment of trade receivables	**(5,133)**	(6,374)
Trade receivables — net	**80,777**	60,814
Amounts due from related parties	**144,756**	102,125
Prepayments and deposits	**138,114**	75,686
Loans to third parties	**2,632**	3,756
Receivables on disposal of a subsidiary	**—**	55,748
Others	**27,923**	26,349
Less: provision for impairment of other receivables	**(4,724)**	(5,726)
Other receivables — net	**308,701**	257,938
	389,478	318,752

The majority of the Group's sales in its Hotel Related Businesses are retail sales and no credit terms are granted. For certain corporate or travel agency customers, the sales are made with credit terms from 30 to 90 days generally. Ageing analysis of trade receivables at respective balance sheet dates are as follows:

	At 31 December	
	2007	2006
	RMB'000	*RMB'000*
Current to 3 months	**73,426**	55,119
3 months to 1 year	**8,572**	5,986
Over 1 year	**3,912**	6,083
	85,910	67,188

10 TRADE AND OTHER PAYABLES

	At 31 December	
	2007	2006
	RMB'000	*RMB'000*
Trade payables	**148,618**	100,434
Payables for purchases of property, plant and equipment	**183,290**	96,356
Amounts due to related parties	**89,036**	88,263
Salary and welfare payables	**224,874**	195,179
Other taxes payable	**53,382**	52,772
Accrued expenses	**13,819**	65,532
Advances from customers and buyers	**157,884**	100,526
Deposits from lessees and constructors	**72,301**	48,027
Others	**86,787**	45,796
	1,029,991	792,885

Ageing analysis of trade payables at respective balance sheet dates are as follows:

	At 31 December	
	2007	2006
	RMB'000	*RMB'000*
Current to 3 months	**115,317**	93,002
3 months to 1 year	**30,653**	4,521
Over 1 year	**2,648**	2,911
	148,618	100,434

11 COMMITMENTS

(a) Capital commitments

Capital expenditure at 31 December 2007 but not yet incurred is as follows:

	At 31 December	
	2007	2006
	RMB'000	*RMB'000*
Acquisition of property, plant and equipment — contracted but not provided for	**311,459**	321,668

Besides, the Group committed to acquire a hotel property in the north-western region of China from an independent third party at a consideration of its asset valuation (not exceeding RMB 230,000,000) according to a framework agreement signed in December 2007. No consideration was paid and the acquisition was not provided for as at 31 December 2007.

(b) Operating lease commitments

The Group leases various premises, offices and machinery and also lease out space in hotels under non-cancellable operating lease agreements.

Leases with different lessees and lessors are negotiated for terms ranging from 1 year to 20 years with different renewal options, escalation clauses and restrictions on subleasing. When certain rental receipts and lease payments of properties are based on the higher of minimum guaranteed rentals or revenue level based rentals, the minimum guaranteed rentals have been used to arrive at the commitments below.

The future aggregate minimum lease rentals receipts under non-cancellable operating leases are as follows:

	At 31 December	
	2007	2006
	RMB'000	*RMB'000*
Not later than 1 year	**101,004**	72,387
Later than 1 year and not later than 5 years	**240,002**	163,875
Later than 5 years	**793,302**	—
	1,134,308	236,262

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	At 31 December	
	2007	2006
	RMB'000	*RMB'000*
Not later than 1 year	**135,080**	77,378
Later than 1 year and not later than 5 years	**551,127**	316,523
Later than 5 years	**1,654,669**	972,465
	2,340,876	1,366,366

12 EVENT AFTER THE BALANCE SHEET DATE

Significant decrease in fair value of available-for-sale financial assets

With the significant decrease of the market prices of the listed equity investments held by the Group subsequent to the balance sheet date, the relevant fair value of available-for-sale financial assets as at 31 December 2007 decreased by RMB2,431,711,000 and the corresponding equity attributable to equity holders of the Company decreased by RMB1,026,960,000 based on the market prices as at 17 April 2008.

OPERATIONAL REVIEW

The Company's operations in Star-rated hotel operation, Jin Jiang Inn Budget Hotels, Star-rated hotel management and Food and restaurants enjoyed stable growth in 2007. Continuous expansion in business scale and new accomplishments in brand building, network development, management systems and talent recruitment were achieved. During 2007, the Company reported a growth in revenue and profit attributable to equity holders of the Company, which amounted to approximately RMB3,197,065,000 and approximately RMB383,417,000 respectively, representing growth of approximately 5.5% and approximately 14.5% against 2006.

As at 31 December 2007, the Company held or managed 380 hotels in operation or under development with close to 70,000 rooms, spreading across 100 cities in 31 provinces, autonomous regions and municipalities in China. The Group remained one of the leading hotel groups in the PRC in terms of the number of hotel rooms. According to the latest ranking of global hotel groups announced by the HOTELS Magazine (the official publication of The International Hotel & Restaurant Association) in July 2007, the Group ranked 17th in the world in terms of the number of hotel rooms.

STAR-RATED HOTEL OPERATION

Star-rated hotel operation is one of the major sources of revenue for the Group while Shanghai is the base of the Group's business, accommodating over 80% of our self-managed Star-rated hotels. In 2007, Shanghai received over five million staying overnight foreign visitors (inclusive of Hong Kong, Macau and Taiwan), representing a growth of approximately 11.9%.

Comparison between performance of the Group's Star-rated hotels and the other Star-rated hotels in Shanghai is set out as below:

	2007				2006			
	The Group's Star-rated hotels in Shanghai		**Other Star-rated hotels in Shanghai**		The Group's Star-rated hotels in Shanghai		Other Star-rated hotels in Shanghai	
	Average occupancy rate (%)	***Average room rate (RMB)***	***Average occupancy rate (%)***	***Average room rate (RMB)***	*Average occupancy rate (%)*	*Average room rate (RMB)*	*Average occupancy rate (%)*	*Average room rate (RMB)*
5–star	**67.7**	**1,006**	**68.2**	**1,336**	71.4	1,022	72.6	1,406
4–star	**71.6**	**664**	**63.5**	**648**	69.4	681	66.7	658
3–star	**65.7**	**347**	**56.9**	**326**	68.0	348	60.0	334
2–star	**71.2**	**289**	**57.4**	**212**	73.7	289	57.7	222

Notes:

1. To ensure consistency with the statistics of Shanghai Municipal Tourism Administrative Commission, the classifications of the Group's Star-rated hotels have been adjusted accordingly.

2. 5-star hotels: Jin Jiang Hotel, Peace Hotel, Huating Hotel & Towers, Jin Jiang Tower, Jin Jiang Tomson Hotel and Renaissance Yangtze Shanghai Hotel. Peace Hotel was excluded due to its suspension for refurbishment since April 2007 and rooms for renovation of Jin Jiang Tower was excluded for its reduction in available rooms during renovation.

3. 4-star hotels: Park Hotel, Jian Guo Hotel Shanghai, Cypress Hotel, New Asia Plaza Great Wall Hotel, Galaxy Hotel, Rainbow Hotel, Shanghai Hotel and Sofitel Hyland.

4. 3-star hotels: Pacific Hotel, Peace Palace Hotel, New Asia Hotel, Metropole Hotel, Y.M.C.A Hotel, Hua Ting Guest House, New Garden Hotel, Jinsha Hotel, Da Hua Hotel and Zhongya Hotel. Peace Palace Hotel was excluded due to its suspension for refurbishment since April 2007

5. 2-star hotels: East Asia Hotel, Nanjing Hotel and Min Hang Hotel.

6. None of the Group's hotels were suspended for major refurbishment in 2006.

The hotel industry in Shanghai was subject to competition from new players and the overall occupancy rate of Star-rated hotels dropped by 2.4 percentage points to 61.5% against 2006, according to the statistics published by Shanghai Municipal Tourism Administrative Commission. Most of the Group's Star-rated hotels in Shanghai, however, outperformed the market either in the average room rate or average occupancy rate by recording a less than average decrease. In particular, our 4-star hotels even managed to increase average occupancy rate by two percentage points.

In spite of keen competition causing pressure on hotel operation, certain hotels of the Group even achieved profit growth in 2007.

Among our 5-star hotels, Kunlun Hotel enjoyed relatively stronger growth in the room revenue per available room ("RevPAR") of approximately 15.0% against 2006, owing to the benefits arising from the upcoming 2008 Olympic Games and improvements in its management standards.

Among our 4-star hotels, Sofitel Hyland started to renovate a small number of guestrooms and part of its restaurant in the first half of 2007, following renovation of most of its guestrooms on the higher floors, which started in March 2006. Upon completion of the renovation, Sofitel Hyland recorded a substantial increase in RevPAR of approximately 17.6% against 2006. Occupancy rate at Jian Guo Hotel had been affected by the exterior renovation conducted during the period from June to December 2006. Upon completion, the hotel enjoyed a 9.7% growth in RevPAR in 2007 as compared with 2006.

The overall refurbishment of Peace Hotel, which commenced during the first half of 2007, has been progressing smoothly. The Company appointed two internationally renowned hotel designers, namely, Hirsch Bedner Associates and Fairmont Hotel Inc., as design advisers and technical service consultants to formulate the overall refurbishment plan of Peace Hotel. In 2007, the plan was approved by relevant cultural heritage authorities at both Shanghai and State levels. The refurbishment of Peace Hotel will continue to be carried out in accordance with planned schedules. As of the date of this announcement, the project work approval procedures for Peace Hotel have generally been completed. Disposal of guestroom amenities and other inventories has been generally completed and the design drawings and the showcase rooms have been generally finalised.

In April 2007, the Group and The Swatch Group (Hong Kong) Ltd entered into a cooperative joint venture contract in respect of the establishment of a Sino-foreign cooperative joint venture company named "Shanghai Swatch Art Centre Co, Ltd" (the "CJV") with a registered capital of US$20 million. The Group and The Swatch Group (Hong Kong) Ltd contributed 10%

and 90% of the registered capital respectively. The CJV has leased Peace Palace Hotel from the Company and plans to convert it into an art centre and a flagship store of international brand watches.

One of the Group's strategies is to increase its operating capabilities through renovating its landmark hotels and luxury hotels. There was significant growth in the operating results of Sofitel Hyland Shanghai and Jian Guo Hotel in 2007 after the completion of their guestroom renovation.

For Jin Jiang Tower, guestroom renovation, refurbishment and maintenance of 17 floors have been completed and the room facilities have been significantly improved. Room renovation for the remaining floors is expected to complete by the end of 2008. Galaxy Hotel and Rainbow Hotel also completed guestrooms renovation on certain floors in 2007. Room rates for renovated floors are expected to improve progressively as a result. The Company injected additional capital into Jin Jiang Hotel in 2007 for the renovation of its internal facilities and equipment.

It has been the Group's strategy to boost its nationwide presence so as to maximise the radiating effect by building regional headquarters and flagship hotels in hub locations. In this connection, Wuhan Jin Jiang International Hotel ("Wuhan Jin Jiang"), a brand new five-star hotel controlled by the Group and equipped with 400 rooms, gradually commenced soft opening in the second half of 2007 and the quality of its service received positive response from the market. Wuhan Jin Jiang is expected to become the Group's flagship in Central China.

The Group's plan to acquire a hotel in the north-western region of China progressed well. A framework agreement in respect of the Company's acquisition of a hotel located in the north-western region of China was signed with an independent third party in December 2007. The Company shall purchase such hotel from the independent third party and the consideration shall be based on the appraised value of such hotel property asset (not exceeding RMB 230,000,000). The two parties agreed to complete the necessary procedures within a certain period of time after the signing of the framework agreement and to execute a formal equity transfer agreement and other documents thereafter.

In 2007, the Company also renewed the lease for Y.M.C.A Hotel in Shanghai. With an overall renovation plan, the Company is probing into and creatively develop a proposal for the brand new commercial hotels.

In line with our strategy to realign the distribution of hotels, the Company disposed of its 44% equity interest in Shanghai Jiu Long Hotel Co., Ltd. ("Jiu Long Hotel") in 2007 to Shanghai Greenland Commercial (Group) Co., Ltd. ("Greenland Group"). Following the transfer, Greenland Group injected an additional capital, which was completed by 30 November 2007. As at 31 December 2007, the Company held a 9.45% interest in Jiu Long Hotel but retained the right to manage it.

JIN JIANG INN BUDGET HOTELS

Jin Jiang Inn Budget Hotels remains a main focus of the Company's business development. The business of Jin Jiang Inn Budget Hotels comprises mainly the operation of Jin Jiang Inn Budget Hotels on leased properties, the grant of franchises of the brand of Jin Jiang Inn to third party hotel owners and the development of budget hotels on owned properties. Jin Jiang Inn Company Limited ("Jin Jiang Inn") focuses on the operation of Jin Jiang Inn Budget Hotels on leased properties and the grant of franchises, while Jin Jiang Hotel Investment focuses on investment of the brand of Jin Jiang Inn Budget Hotels on owned properties.

In 2007, Jin Jiang Inn entered into agreements for the development of 29 self-managed budget hotels and 70 franchised budget hotels. As at 31 December 2007, there were a total of 280 Jin Jiang Inn Budget Hotels (with over 38,000 rooms) in operation or under development. During the year, 69 new Jin Jiang Inn Budget Hotels commenced operations, including 26 self-managed hotels and 43 franchised hotels. As at 31 December 2007, 160 hotels were in operation.

As at 31 December 2007, the Jin Jiang Inn Budget Hotel's network covered 83 cities in 29 provinces, autonomous regions or municipalities, including 146 budget hotels in the Yangtze River Delta region accounting for approximately 52.1% of the total number of Jin Jiang Inn Budget Hotels. There were 68 and 18 Jin Jiang Inn Budget Hotels in Shanghai and Beijing respectively, which further reinforced the strengths of the Company in these two leading regional centres of China. In addition, the Jin Jiang Inn Budget Hotel's network is now gradually expanding into the Pearl River Delta region, the Bohai gulf area and other secondary cities in the PRC. There were 163 franchised hotels of Jin Jiang Inn in operation and under development, accounting for 58.2%.

During the year, Jin Jiang Inn made new inroads in the development of its talent training system, information platform, franchise system, support and protection system and internal financial control system. Regional integration of resources was facilitated and the business process for outlet sharing was optimised, resulting in lower operating costs. Quality control and cost control of construction projects was enhanced to improve quality and lower construction costs. Jin Jiang Inn continued to strengthen brand building and the strategic development framework and the brand promotion measures for Jin Jiang Inn brand have been revised. Meanwhile, Jin Jiang Inn has further improved its management control systems to ensure brand quality and service standards. Jin Jiang Inn has optimised its brand operation standards in the areas of daily operations, quality inspections and business commencement, as well as its work flows and procedures in the areas such as reception, guest rooms, etiquette and operations budget. The abilities to execute measures to ensure brand standards have also been constantly enhanced. The Jin Jiang Inn Green Environmental Hotel was launched in the Xincheng District which is nearby Shanghai's coastal zones of East Sea. It became the new shining point for the Jin Jiang Inn brand.

The ancillary catering service of Jin Jiang Chef (錦江大廚) and Chef Two Cafe (星連心) restaurant also achieved steady progress.

STAR-RATED HOTEL MANAGEMENT

By the end of 31 December 2007, Jin Jiang Hotel Management managed 95 Star-rated hotels and one independently operated Star-rated hotel with over 28,000 rooms, of which 67 hotels are owned by third-party but managed by the Group. Star-rated hotels managed by the Group were located in 45 cities spreading across 23 provinces, autonomous regions and municipalities in China.

In terms of management standards, Jin Jiang Hotel Management increased its efforts to promote the standardisation of hotel management standards, streamlining and integrating the standards, policies and procedures of Jin Jiang Hotel Management in various operational areas such as brand identity, core quality standards for products and services, sales and marketing, human resources, finances, IT and pre-opening procedures, demonstrating the fusion of Jin Jiang's unique features with international elements without compromising the compliance of the State regulations. Standardisation and quality improvement were sought in respect of products which would more likely affect customers' satisfaction. The promotion of core guestroom standards was underpinned by standardised guestroom decoration. The quality of guestroom amenities was improved by the introduction of products such as Jin Jiang Oriental Dream "錦江東方之夢" bedding sets. The core hotel food and beverage standards based on buffet dining were also promoted. The Group's "冂" logo for Star-rated hotels, featuring graphically the roof eaves of Chinese palaces, was being gradually applied to our hotels and stronger efforts were made to improve the brand identity for Jin Jiang Star-rated hotel management to enhance our brand image.

On 16 April 2007, Jin Jiang Hotel Management signed a contract with Fairmont Hotels Inc. for the establishment of a Sino-foreign equity joint venture company named "Shanghai Jin Jiang Fairmont Hotel Management Co., Ltd" ("Jin Jiang Fairmont"). Jin Jiang Fairmont will be responsible for managing the renovated Peace Hotel.

In 2008, the global focus will be on Beijing's Olympic Games. Jin Jiang (Northern) Management Company Limited, a subsidiary of the Company, has launched accommodation management services relating to the Beijing Olympic Games and has undertaken assignments to manage the media village. Five premium Star-rated hotels in Beijing managed by Jin Jiang Hotel Management have entered into room accommodation agreements with the Olympic Organising Committee.

The Group has launched hotel service cooperation with the official organiser of Shanghai World Expo 2010. Jin Jiang Hotel Management entered into "Contract for Entrusted Management of the Jin Jiang Serviced Apartments in the Expo Village" with Shanghai Expo Land Holdings Limited (上海世博土地控股有限公司) to manage the service apartments comprising seven blocks with about 880 suites. Thayer Jin Jiang Interactive Company Limited was appointed official hotel room reservation agent for the Shanghai World Expo 2010.

FOOD AND RESTAURANTS

In 2007, the Group's various brands of restaurant chains held through Jin Jiang Hotels Development continued to enjoy stable growth. As at the end of 2007, Shanghai KFC had a total of 209 outlets, adding 18 new shops over the year with steady growth in revenue and profit. It maintains its leading position in Shanghai's fast food market. New Asia Café

de Coral operated six Café de Coral outlets, while there were 67 New Asia Snacks outlets. There were 12 Yoshinoya outlets and 65 Jing An Bakery outlets. Chinoise Story operated two restaurants in Shanghai and Wuhan respectively.

BUSINESS REVIEW

Turnover

The Group's revenue which represents turnover for the year ended 31 December 2007 as compared with 2006 is set out as below:

	Year ended 31 December 2007		Year ended 31 December 2006	
	RMB million	***Percentage of Turnover***	*RMB million*	*Percentage of Turnover*
Star-rated hotel operation	**2,400.0**	**75.1%**	2,465.7	81.4%
Jin Jiang Inn Budget Hotels	**673.6**	**21.1%**	430.3	14.2%
Star-rated hotel management	**42.5**	**1.3%**	38.3	1.2%
Food and Restaurants	**45.9**	**1.4%**	49.2	1.6%
Others	**35.1**	**1.1%**	47.0	1.6%
Total	**3,197.1**	**100.0%**	3,030.5	100.0%

(i) Star-rated Hotel Operation

The following table sets out the Group's turnover attributable to the Group's Star-rated hotel operation analysed by different business segments for the year ended 31 December 2007 as compared with 2006:

	Year ended 31 December 2007		Year ended 31 December 2006	
	RMB million	***Percentage of Turnover***	*RMB million*	*Percentage of Turnover*
— Accommodation revenue	**1,373.6**	**57.2%**	1,413.6	57.3%
— Food and beverage sales	**730.8**	**30.5%**	770.5	31.2%
— Rendering of ancillary services	**130.7**	**5.4%**	134.7	5.5%
— Rental revenue	**122.9**	**5.1%**	104.4	4.2%
— Sales of hotel supplies	**42.0**	**1.8%**	42.5	1.8%
Total	**2,400.0**	**100.0%**	2,465.7	100.0%

Accommodation revenue

Accommodation revenue was mainly affected by the number of available rooms, occupancy rate and ADR of the Group's hotels. The accommodation revenue of Star-rated hotel operation for the year ended 31 December 2007 was approximately RMB1,373,570,000, which decreased by approximately 2.8% compared to 2006. The major reasons for the decline were as follows:

(i) RevPAR of hotels generally declined amid keen market competition and the number of budget hotel operators also expanded quickly.

(ii) Following the suspension of Peace Hotel and Peace Palace Hotel in April 2007 for refurbishment, accommodation revenue in 2007 decreased by approximately RMB52,611,000 and RMB17,108,000 respectively against 2006.

(iii) Jin Jiang Tower has closed down ten floors since January 2007 for a major renovation and the operations had been significantly affected by the reduced availability of rooms and renovation works. Accommodation revenue in 2007 decreased by RMB14,409,000 or 10.8% against 2006.

(iv) Accommodation revenue in 2007 decreased by approximately RMB29,551,000 versus 2006 as a result of Jiu Long Hotel no longer being consolidated into the Group in 2007.

(v) The partial soft opening of Wuhan Jin Jiang in July 2007 contributed to an increase of approximately RMB11,927,000 in accommodation revenue in 2007. After the completion of room renovation, accommodation revenue in 2007 from Sofitel Hyland Shanghai and Jian Guo Hotel increased by approximately RMB17,550,000 or 17.6% and approximately RMB8,701,000 or 10.0% respectively against 2006.

F&B Sales

The Group's food and beverage sales comprise primarily catering for weddings and conferences, room services for guests and other sales in bars and restaurants. Sales revenue from food and beverages sales at Star-rated hotels for the year ended 31 December 2007 as decreased by approximately RMB39,694,000 or 5.2% against 2006, mainly due to suspension of Peace Hotel and Peace Palace Hotel for refurbishment and partial renovation of Jin Jiang Tower and the deconsolidation of the results of Jiu Long Hotel.

Rendering of ancillary services

The income from rendering of ancillary services mainly represents the turnover generated from gift shop, entertainment, laundry service and other guest services. The ancillary services revenue for the year ended 31 December 2007 as decreased by approximately RMB4,033,000 or 3.0% against 2006 in tandem with the fall in occupancy rate.

Rental revenue

Turnover was generated from the leasing of space at the Group's hotels as shops, showrooms or for other purposes. The increase in 2007 of approximately RMB18,551,000 or 17.7% against 2006, mainly contributed by the increase in rent and the new lease agreements executed during the year ended 31 December 2007.

Sales of hotel supplies

Turnover from guest amenities and hotel supplies for the year ended 31 December 2007 decreased by approximately RMB486,000, or 1.1% against 2006.

(ii) Jin Jiang Inn Budget Hotels

ADR and occupancy rate of budget hotels were relatively stable as compared to Star-rated hotels. Accommodation revenue of Jin Jiang Inn Budget Hotels was mainly affected by the available rooms, occupancy rate and ADR. Turnover of Jin Jiang Inn for 2007 amounted to approximately RMB673,590,000, which increased by approximately RMB243,292,000 or 56.5% against 2006. The increase was mainly attributable to the increase in available rooms from 26 new Jin Jiang Inns opened during the year; and the increase in initial franchise fees and ongoing franchise fees received from the franchisees in consideration for the licence of the brand name rights and the provision of technical and management services. Initial and ongoing franchise fees income for the year ended 31 December 2007 amounted to approximately RMB34,558,000, representing an approximate 21.0% growth against 2006.

(iii) Star-rated Hotel Management

The external sales of Star-rated hotel management for the year ended 31 December 2007 increased by approximately RMB4,162,000 to approximately RMB42,504,000 against 2006, which represented the management fee received from hotel management services provided to Star-rated hotels not owned by third parties and managed by the Group.

(iv) Food and Restaurant operation and others

Gross sales from the food and restaurant operations for the year ended 31 December 2007 decreased by approximately RMB3,297,000 to approximately RMB45,913,000 against 2006. In the past, revenue of restaurants has been mainly derived from fast food chain restaurants and moon cake production, namely New Asia Café de Coral, up-scale restaurant Chinoise Story and New Asia Food Company Limited. New Asia Café de Coral was formerly regarded as a jointly controlled entity of the Group and its results were proportionately consolidated into the consolidated financial statements of the Group before 1 July 2006. New Asia Café de Coral became an associated company effective from 1 July 2006. With the expansion of the Group's restaurant operation in 2007, the segment of "Restaurant" was renamed to "Food and restaurants" and absorbed moon cake production from the segment of "Others".

The Group is also engaged in other businesses, which include the provision of intra-group financial services through Jin Jiang International Finance Company Limited ("Jin Jiang International Finance") and the operation of training schools. Revenue from this segment in the year ended 31 December 2007 decreased by approximately RMB11,866,000 or 25.3% against 2006, reflecting mainly the transfer of the mooncake production business to the segment of "Food and restaurant".

Cost of sales

Cost of sales for the year ended 31 December 2007 amounted to approximately RMB2,125,081,000 increased by approximately RMB227,824,000 or 12.0% against 2006. The increase was mainly due to the commencement of soft operation of Wuhan Jin Jiang in July and the acquisitions and expansions of Jin Jiang Inn Budget Hotels, as well as the increase in utilities costs and labour cost.

Gross profit

For the above reasons, the Group recorded a gross profit of approximately RMB1,071,984,000 for 2007, representing a decrease of approximately RMB61,247,000 or 5.4% against 2006.

Other income

Other income in the year ended 31 December 2007 comprises dividend income amounting to approximately RMB35,638,000 received from associated companies, including Suzhou, Wuxi and Hangzhou Kentucky Fried Chicken Company Limited and interest income amounting to approximately RMB42,217,000. In addition, the Group generated a gain of approximately RMB166,265,000 from the disposal of shares in Shanghai Pudong Development Bank, approximately RMB43,313,000 from the disposal of other available-for-sale financial assets and approximately RMB82,011,000 from the disposal of the 44% interest in Jiulong Hotel in the year ended 31 December 2007. As a result, other income for the year ended 31 December 2007 increased by approximately RMB236,784,000 or 163.7% against 2006.

Selling and marketing expenses

Selling and marketing expenses, mainly comprising travel agents commission and advertising expenses were RMB159,954,000 for the year ended 31 December 2007, increased by approximately RMB19,958,000 or 14.3% against 2006 mainly due to increased business referrals from travel agents and reservation centres.

Administrative expenses

Administrative expenses for the year ended 31 December 2007 increased by approximately RMB102,103,000 or 20.3% against 2006, reflecting mainly the commencement of Wuhan Jin Jiang and certain Jin Jiang Inn Budget Hotels in 2007, respectively and a provision of approximately RMB44,000,000 made in respect of salary and wages for non-working staff of Peace Hotel for the period from the start of 2008 until the expected reopening of the hotel.

Other expenses

The Group's other expenses in the year ended 31 December 2007, primarily consisting of bank charges and loss on disposal of property, plant and equipment, increased by approximately RMB8,091,000 or 21.3% to approximately RMB46,014,000 against 2006.

Finance cost

This item represents interest expenses and exchange losses for the Group's bank borrowings. The interest expenses for 2007 increased by approximately RMB8,135,000 or 9.6% against 2006. Costs increased as the Group reported foreign exchange losses of approximately RMB38,500,000 in respect of proceeds from the Company's initial public offering.

Share of results of associates

This item represents the share of results of associates of the Group primarily including Shanghai Kentucky Fried Chicken Company Limited and the Yangtze Hotel Company Limited. Share of results of associates for the year ended 31 December 2007 increased by approximately RMB14,150,000 or 16.9% against 2006. The growth was mainly attributable to the substantial increase in the profit of Shanghai KFC resulting in a profit contribution of approximately RMB79,958,000, an increase of approximately RMB14,120,000 or 21.4% against 2006.

Taxation

The effective tax rate for the year ended 31 December 2007 was approximately 17.2%, compared to approximately 25.2% for 2006. The decrease was mainly due to the effect of change of tax rates. The Group's management assesses that under the new CIT Law and DIR, the CIT rate applicable to the Company and its subsidiaries, excluding the subsidiary incorporated in Hong Kong, will be 25%, which will replace the current applicable tax rates of 33% or 15%, since 1 January 2008. Since the deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, the change in the applicable tax rate affects the determination of the carrying values of the deferred income tax assets and liabilities of the Group, resulting in a net income tax gain of approximately RMB48,212,000.

Profit for the year

As a result of the factors described above, profit for the year ended 31 December 2007 attributable to equity holders of the Company was approximately RMB383,417,000, increasing by approximately RMB48,509,000 or 14.5% against 2006.

Pledge of assets

As at 31 December 2007, property, plant and equipment of the Group with net book amount of approximately RMB341,735,000 was pledged as securities for the Group's borrowings.

TREASURY MANAGEMENT

Cash and cash equivalents as at 31 December 2007 and 2006 were approximately RMB1,943,291,000 and approximately RMB3,516,893,000 respectively, reflecting strong cash flow. The gearing ratio reduced from 19.3% in 2006 to 3.6% in 2007 as contributed by early repayment of bank borrowings.

Interest rate risk management

The interest rates for a majority of the Group's borrowings are set at 90% of the benchmark borrowing interest rate published by the People's Bank of China, thereby lowering the Group's loan interest expenses.

Jin Jiang International Finance, a subsidiary of the Company, acts as a non-banking financial institution within the Group. In order to centralise the cash resources and improve the efficiency of the fund, the subsidiaries, jointly controlled entities and associates of the

Company deposit most of their cash in the accounts with Jin Jiang International Finance and borrow from Jin Jiang International Finance as first priority in case of fund shortage. As a result, the interest expenses of external bank borrowings are decreased.

Foreign exchange rate risk management

Most bank loans of the Group were denominated in RMB. Except for the listing proceeds, cash and cash equivalents were denominated in RMB. RMB loans amounted to RMB472,750,000, accounting for approximately 94.2% of the Group's loan portfolio. US Dollar loans amounted to US$4,000,000 (equivalent to RMB29,218,000), accounting for approximately 5.8% of our total loan amount. The Group's income and expenditure items were basically denominated in RMB. After receiving the listing proceeds, the Group stepped up liaison with regulatory authorities such as the foreign exchange control departments to expedite exchange settlement.

The Company completed the exchange settlement of all listing proceeds in the first half of 2007. The average exchange rate at which the settlement was conducted was HK$1: RMB0.99217. The median exchange rate for the exchange of Hong Kong dollars versus RMB on 31 December 2007 was 1:0.9364. The Company has avoided major exchange losses and lowered its financial expense with its advanced completion of exchange settlement for listing proceeds.

The Company will actively consider the use of relevant financial tools to manage interest rate risks and currency risks in line with its business development.

AVAILABLE-FOR-SALE FINANCIAL ASSETS

The Group continued to dispose of its available-for-sale financial assets. During the year, 6,000,000 shares in Shanghai Pudong Development Bank were disposed of, realising a gain of approximately RMB166,265,000 and the net gain after deducting income tax expense and minority interests amounted to approximately RMB126,234,000.

As at 31 December 2007, available-for-sale financial assets held by the Group increased by 1,530.6% to RMB4,831,463,000 comprising: 4,925,000 shares in Shanghai Pudong Development Bank (600000.SH), 13,148,800 shares in Catic Real Estate (中航地產) (000043.SZ), 100,637,500 shares in Changjiang Securities (000783.SZ) and 1,000,000 shares in QJD (全聚德) (002186.SZ). The market values of the aforesaid holdings in shares have increased substantially over their historical costs.

CORPORATE STRATEGIES AND FUTURE OUTLOOK

The Group has implemented various strategies to sustain long-term development, which include the strategic redeployment of hotel assets, expansion of budget hotels, upgrade of landmark hotels, brand building strategy, hotel management standardisation and enhancement of market leadership.

In the case of the operation of Star-rated hotels, the Group plans to upgrade and renovate the facilities and exterior/interior decoration of landmark hotels and luxury hotels which have been in operation for decades. For budget hotels, the strategy will continue to focus on the expansion in the number of outlets and geographical presence in China through organic

growth and franchising. In terms of hotel management, more efforts will be devoted to brand building, standardisation and talent recruitment to improve our management quality and acquire more contracts for the operation of Star-rated hotels.

The Group benefits from its competitive advantages in hotel ownership and hotel management as one of China's leading hotel investors and operators. In its dual role as owner and manager, the Company is well-positioned to strengthen control over its hotels while realising potential value growth for its hotel properties. The key business strategy of the Group is to enhance future profitability through the redeployment of funds to rationalise the network and distribution of its hotels.

The expansion plan of Jin Jiang Inn will remain unchanged. The Company expects that the number of Jin Jiang Inn Budget Hotels will increase to approximately 600 by 2010 (being about 400 inns in operation and 200 inns under development).

The Group will continue to build and strengthen its six major departments which are information, finance, purchasing, marketing, human resources and management systems. Innovations will be explored in six aspects, namely business models, hotel networks, asset allocation, policies and systems, management and corporate culture. Core competitive advantages of Jin Jiang Hotels will be enhanced in terms of brand building, networking, human resources and management systems, so that it will develop into a leading hotel operator and manager in China with international competitive advantages.

CORPORATE GOVERNANCE

The Board has reviewed its "Company Operation and Corporate Governance Guidelines" and is of the view that such document has incorporated most of the principles and all of the code provisions of the "Code on Corporate Governance Practices" as set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"). The Company was in compliance with the code provisions set out in Appendix 14 to the Listing Rules for the year ended 31 December 2007.

AUDIT COMMITTEE

The Company's audit committee is a committee established by the Board and its main responsibility is to review and supervise the Company's financial reporting procedures and internal control and to maintain an appropriate relationship with the Company's auditors. The audit committee has adopted the terms of reference set out in "A Guide for Effective Audit Committees" published by the Hong Kong Institute of Certified Public Accountants (formerly known as Hong Kong Society of Accountants) in February 2002.

The members of the audit committee are appointed by the Board. The audit committee of the Company comprised three independent non-executive directors, Mr. Xia Dawei, Mr. Yang Menghua and Mr. Sun Dajian and one of them possesses appropriate accounting or related financial management expertise as required under Rule 3.10(2) of the Listing Rules. The chairman of the audit committee is Mr. Xia Dawei and the secretary to the audit committee is Dr. Yuen Chin Yau.

The first meeting of the audit committee for the year 2007 was held on 16 April 2007, in which the consolidated results, internal control report and corporate governance report of the Group for the year 2006 were tabled for review and discussion. The second meeting of the audit committee was held on 22 August 2007, in which the condensed unaudited results and the internal audit work of the Group for the interim period of 2007 were reviewed and discussed. The third audit committee meeting was held on 25 December 2007, in which the audit work conducted during 2007, audit strategy and audit risks were reviewed and discussed. The first meeting of the audit committee for the year 2008 was held on 16 April 2008, in which consolidated results, internal control report and corporate governance report for the year 2007 were tabled for review and discussion.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the financial year of 2007, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed securities.

SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules as the Company's code regarding Directors' and Supervisors' securities transactions. Every Director and Supervisor at the time of appointment was given a copy of the Model Code. The Company confirms, having made specific enquiries with all Directors and Supervisors, that for the year ended 31 December 2007, its Directors and Supervisors have complied with the requirements relating to Directors' and Supervisors' dealing in securities as set out in the Model Code.

REGISTER OF MEMBERS

The register of members will be closed from Sunday, 18 May 2008 to Monday, 16 June 2008, both dates inclusive. To qualify for the proposed final dividend, all share transfer documents must be lodged with the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited of 46/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on Friday, 16 May 2008.

By order of the board of directors of
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming Yuen Chin Yau
Joint Company Secretaries

Shanghai, the People's Republic of China
18 April 2008

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Dr. Rui Mingjie, Mr. Yang Menghua, Dr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

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